UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO. 3)


                             RIDDELL SPORTS INC.
                              (Name of Issuer)


                         COMMON STOCK, $.01 PAR VALUE
                        (Title of Class of Securities)


                                  765670-10-4
                                (CUSIP Number)


                           SHELDON S. ADLER, ESQ.
                   SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                           NEW YORK, NEW YORK  10022
                                (212) 735-3000
          (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)


                                 JUNE 26, 1997
                       (Date of Event which Requires
                         Filing of this Statement)


          IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON
             SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE
          SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE
      BECAUSE OF RULE 13D-1(B)(3) OR (4), CHECK THE FOLLOWING  BOX:  ( )




                                        13D
   CUSIP NO. 765670-10-4
   ----------------------------------------------------------------------------
       1      NAME OF REPORTING PERSONS   M.L.C. PARTNERS LIMITED PARTNERSHIP
              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS  13-3507237
   ----------------------------------------------------------------------------
       2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:    (a)  (X)
                                                                   (b)  ( )
   ----------------------------------------------------------------------------
       3      SEC USE ONLY
   ----------------------------------------------------------------------------
       4      SOURCE OF FUNDS                              OO
   ----------------------------------------------------------------------------
       5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) or 2(e)                             ( )
   ----------------------------------------------------------------------------
       6      CITIZEN OR PLACE OF ORGANIZATION             DELAWARE
   ----------------------------------------------------------------------------
     NUMBER OF        7     SOLE VOTING POWER              43,750
       SHARES         ---------------------------------------------------------
    BENEFICIALLY      8     SHARED VOTING POWER            NONE
      OWNED BY        ---------------------------------------------------------
        EACH          9     SOLE DISPOSITIVE POWER         830,281
     REPORTING        ---------------------------------------------------------
    PERSON WITH       10    SHARED DISPOSITIVE POWER       NONE
   ----------------------------------------------------------------------------
       11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              830,281
   ----------------------------------------------------------------------------
       12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES                                           ( )
   ----------------------------------------------------------------------------
       13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)      9.1%
   ----------------------------------------------------------------------------
       14     TYPE OF REPORTING PERSON           PN
   ----------------------------------------------------------------------------



                                        13D
   CUSIP NO. 765670-10-4
   ----------------------------------------------------------------------------
       1      NAME OF REPORTING PERSONS    ROBERT HOLDINGS, INC.
              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS   38-2991917
   ----------------------------------------------------------------------------
       2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:    (a)  (X)
                                                                   (b)  ( )
   ----------------------------------------------------------------------------
       3      SEC USE ONLY
   ----------------------------------------------------------------------------
       4      SOURCE OF FUNDS                              WC
   ----------------------------------------------------------------------------
       5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) or 2(e)                             ( )
   ----------------------------------------------------------------------------
       6      CITIZEN OR PLACE OF ORGANIZATION             MICHIGAN
   ----------------------------------------------------------------------------
     NUMBER OF        7     SOLE VOTING POWER             NONE
       SHARES         ---------------------------------------------------------
    BENEFICIALLY      8     SHARED VOTING POWER           NONE
      OWNED BY        ---------------------------------------------------------
        EACH          9     SOLE DISPOSITIVE POWER        830,281
     REPORTING        ---------------------------------------------------------
    PERSON WITH       10    SHARED DISPOSITIVE POWER      NONE
   ----------------------------------------------------------------------------
       11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              830,281
   ----------------------------------------------------------------------------
       12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES                                            ( )
   ----------------------------------------------------------------------------
       13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)        9.1%
   ----------------------------------------------------------------------------
       14     TYPE OF REPORTING PERSON           CO
   ----------------------------------------------------------------------------



                                        13D
   CUSIP NO. 765670-10-4
   ----------------------------------------------------------------------------
       1      NAME OF REPORTING PERSONS   QEN, INC.
              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS   38-2826611
   ----------------------------------------------------------------------------
       2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:    (a)  (X)
                                                                   (b)  ( )
   ----------------------------------------------------------------------------
       3      SEC USE ONLY
   ----------------------------------------------------------------------------
       4      SOURCE OF FUNDS                              WC
   ----------------------------------------------------------------------------
       5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) or 2(e)                             ( )
   ----------------------------------------------------------------------------
       6      CITIZEN OR PLACE OF ORGANIZATION             MICHIGAN
   ----------------------------------------------------------------------------
     NUMBER OF        7     SOLE VOTING POWER             50,000
       SHARES         ---------------------------------------------------------
    BENEFICIALLY      8     SHARED VOTING POWER           NONE
      OWNED BY        ---------------------------------------------------------
        EACH          9     SOLE DISPOSITIVE POWER        50,000
     REPORTING        ---------------------------------------------------------
    PERSON WITH       10    SHARED DISPOSITIVE POWER      NONE
   ----------------------------------------------------------------------------
       11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              50,000
   ----------------------------------------------------------------------------
       12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES                                           ( )
   ----------------------------------------------------------------------------
       13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              LESS THAN 1%
   ----------------------------------------------------------------------------
       14     TYPE OF REPORTING PERSON           CO
   ----------------------------------------------------------------------------



                                        13D
   CUSIP NO. 765670-10-4
   ----------------------------------------------------------------------------
       1      NAME OF REPORTING PERSONS   ROBERT NEDERLANDER
              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS   ###-##-####
   ----------------------------------------------------------------------------
       2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:    (a)  (X)
                                                                   (b)  ( )
   ----------------------------------------------------------------------------
       3      SEC USE ONLY
   ----------------------------------------------------------------------------
       4      SOURCE OF FUNDS                              OO
   ----------------------------------------------------------------------------
       5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) or 2(e)                              ( )
   ----------------------------------------------------------------------------
       6      CITIZEN OR PLACE OF ORGANIZATION             UNITED STATES
   ----------------------------------------------------------------------------
     NUMBER OF        7     SOLE VOTING POWER             4,912,627
       SHARES         ---------------------------------------------------------
    BENEFICIALLY      8     SHARED VOTING POWER           NONE
      OWNED BY        ---------------------------------------------------------
        EACH          9     SOLE DISPOSITIVE POWER        1,643,737
     REPORTING        ---------------------------------------------------------
    PERSON WITH       10    SHARED DISPOSITIVE POWER      NONE
   ----------------------------------------------------------------------------
       11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              4,912,627
   ----------------------------------------------------------------------------
       12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES                                            ( )
   ----------------------------------------------------------------------------
       13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)        50.7%
   ----------------------------------------------------------------------------
       14     TYPE OF REPORTING PERSON           IN
   ----------------------------------------------------------------------------



                                        13D
   CUSIP NO. 765670-10-4
   ----------------------------------------------------------------------------
       1      NAME OF REPORTING PERSONS   R.E.R. CORP.
              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS   38-276-7825
   ----------------------------------------------------------------------------
       2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A  GROUP:    (a)  (X)
                                                                    (b)  ( )
   ----------------------------------------------------------------------------
       3      SEC USE ONLY
   ----------------------------------------------------------------------------
       4      SOURCE OF FUNDS                              WC
   ----------------------------------------------------------------------------
       5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) or 2(e)                             ( )
   ----------------------------------------------------------------------------
       6      CITIZEN OR PLACE OF ORGANIZATION             MICHIGAN
   ----------------------------------------------------------------------------
     NUMBER OF        7     SOLE VOTING POWER             NONE
       SHARES         ---------------------------------------------------------
    BENEFICIALLY      8     SHARED VOTING POWER           NONE
      OWNED BY        ---------------------------------------------------------
        EACH          9     SOLE DISPOSITIVE POWER        529,364
     REPORTING        ---------------------------------------------------------
    PERSON WITH       10    SHARED DISPOSITIVE POWER      NONE
   ----------------------------------------------------------------------------
       11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              529,364
   ----------------------------------------------------------------------------
       12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES                                            ( )
   ----------------------------------------------------------------------------
       13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)       5.8%
   ----------------------------------------------------------------------------
       14     TYPE OF REPORTING PERSON           CO
   ----------------------------------------------------------------------------



                                        13D
   CUSIP NO. 765670-10-4
   ----------------------------------------------------------------------------
       1      NAME OF REPORTING PERSONS   JOHN MCCONNAUGHY, JR.
              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS   ###-##-####
   ----------------------------------------------------------------------------
       2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:    (a)  (X)
                                                                   (b)  ( )
   ----------------------------------------------------------------------------
       3      SEC USE ONLY
   ----------------------------------------------------------------------------
       4      SOURCE OF FUNDS                              OO
   ----------------------------------------------------------------------------
       5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) or 2(e)                             ( )
   ----------------------------------------------------------------------------
       6      CITIZEN OR PLACE OF ORGANIZATION             UNITED STATES
   ----------------------------------------------------------------------------
     NUMBER OF        7     SOLE VOTING POWER             NONE
       SHARES         ---------------------------------------------------------
    BENEFICIALLY      8     SHARED VOTING POWER           NONE
      OWNED BY        ---------------------------------------------------------
        EACH          9     SOLE DISPOSITIVE POWER        714,308
     REPORTING        ---------------------------------------------------------
    PERSON WITH       10    SHARED DISPOSITIVE POWER      NONE
   ----------------------------------------------------------------------------
       11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              714,308
   ----------------------------------------------------------------------------
       12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES                                          ( )
   ----------------------------------------------------------------------------
       13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)      7.8%
   ----------------------------------------------------------------------------
       14     TYPE OF REPORTING PERSON           IN
   ----------------------------------------------------------------------------



                                        13D
   CUSIP NO. 765670-10-4
   ----------------------------------------------------------------------------
       1      NAME OF REPORTING PERSONS   JEMC CORP.
              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS   ###-##-####
   ----------------------------------------------------------------------------
       2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:    (a)  (X)
                                                                   (b)  ( )
   ----------------------------------------------------------------------------
       3      SEC USE ONLY
   ----------------------------------------------------------------------------
       4      SOURCE OF FUNDS                              WC
   ----------------------------------------------------------------------------
       5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) or 2(e)                            ( )
   ----------------------------------------------------------------------------
       6      CITIZEN OR PLACE OF ORGANIZATION             DELAWARE
   ----------------------------------------------------------------------------
     NUMBER OF        7     SOLE VOTING POWER             NONE
       SHARES         ---------------------------------------------------------
    BENEFICIALLY      8     SHARED VOTING POWER           NONE
      OWNED BY        ---------------------------------------------------------
        EACH          9     SOLE DISPOSITIVE POWER        529,364
     REPORTING        ---------------------------------------------------------
    PERSON WITH       10    SHARED DISPOSITIVE POWER      NONE
   ----------------------------------------------------------------------------
       11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              529,364
   ----------------------------------------------------------------------------
       12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES                                          ( )
   ----------------------------------------------------------------------------
       13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)      5.8%
   ----------------------------------------------------------------------------
       14     TYPE OF REPORTING PERSON           CO
   ----------------------------------------------------------------------------



                                        13D
   CUSIP NO. 765670-10-4
   ----------------------------------------------------------------------------
       1      NAME OF REPORTING PERSONS   DAVID MAUER
              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS   ###-##-####
   ----------------------------------------------------------------------------
       2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:    (a)  (X)
                                                                   (b)  ( )
   ----------------------------------------------------------------------------
       3      SEC USE ONLY
   ----------------------------------------------------------------------------
       4      SOURCE OF FUNDS                              PF
   ----------------------------------------------------------------------------
       5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) or 2(e)                            ( )
   ----------------------------------------------------------------------------
       6      CITIZEN OR PLACE OF ORGANIZATION             UNITED STATES
   ----------------------------------------------------------------------------
     NUMBER OF        7     SOLE VOTING POWER             NONE
       SHARES         ---------------------------------------------------------
    BENEFICIALLY      8     SHARED VOTING POWER           NONE
      OWNED BY        ---------------------------------------------------------
        EACH          9     SOLE DISPOSITIVE POWER        361,525
     REPORTING        ---------------------------------------------------------
    PERSON WITH       10    SHARED DISPOSITIVE POWER      NONE
   ----------------------------------------------------------------------------
       11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              361,525
   ----------------------------------------------------------------------------
       12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES                                           ( )
   ----------------------------------------------------------------------------
       13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)       3.9%
   ----------------------------------------------------------------------------
       14     TYPE OF REPORTING PERSON           IN
   ----------------------------------------------------------------------------



                                        13D
   CUSIP NO. 765670-10-4
   ----------------------------------------------------------------------------
       1      NAME OF REPORTING PERSONS   DAN COUGILL
              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS   ###-##-####
   ----------------------------------------------------------------------------
       2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:    (a)  (X)
                                                                   (b)  ( )
   ----------------------------------------------------------------------------
       3      SEC USE ONLY
   ----------------------------------------------------------------------------
       4      SOURCE OF FUNDS                              PF
   ----------------------------------------------------------------------------
       5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) or 2(e)                            ( )
   ----------------------------------------------------------------------------
       6      CITIZEN OR PLACE OF ORGANIZATION             UNITED STATES
   ----------------------------------------------------------------------------
     NUMBER OF        7     SOLE VOTING POWER             NONE
       SHARES         ---------------------------------------------------------
    BENEFICIALLY      8     SHARED VOTING POWER           NONE
      OWNED BY        ---------------------------------------------------------
        EACH          9     SOLE DISPOSITIVE POWER        88,927
     REPORTING        ---------------------------------------------------------
    PERSON WITH       10    SHARED DISPOSITIVE POWER      NONE
   ----------------------------------------------------------------------------
       11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              88,927
   ----------------------------------------------------------------------------
       12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES                                         ( )
   ----------------------------------------------------------------------------
       13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)      1.0%
   ----------------------------------------------------------------------------
       14     TYPE OF REPORTING PERSON           IN
   ----------------------------------------------------------------------------



                                        13D
   CUSIP NO. 765670-10-4
   ----------------------------------------------------------------------------
       1      NAME OF REPORTING PERSONS   LENNY CORP.
              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS   13-3970019
   ----------------------------------------------------------------------------
       2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:    (a)  (X)
                                                                   (b)  ( )
   ----------------------------------------------------------------------------
       3      SEC USE ONLY
   ----------------------------------------------------------------------------
       4      SOURCE OF FUNDS                              WC, OO
   ----------------------------------------------------------------------------
       5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) or 2(e)                             ( )
   ----------------------------------------------------------------------------
       6      CITIZEN OR PLACE OF ORGANIZATION             DELAWARE
   ----------------------------------------------------------------------------
     NUMBER OF        7     SOLE VOTING POWER             NONE
       SHARES         ---------------------------------------------------------
    BENEFICIALLY      8     SHARED VOTING POWER           NONE
      OWNED BY        ---------------------------------------------------------
        EACH          9     SOLE DISPOSITIVE POWER        966,443
     REPORTING        ---------------------------------------------------------
    PERSON WITH       10    SHARED DISPOSITIVE POWER      NONE
   ----------------------------------------------------------------------------
       11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              966,443
   ----------------------------------------------------------------------------
       12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES                                          ( )
   ----------------------------------------------------------------------------
       13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)      10.6%
   ----------------------------------------------------------------------------
       14     TYPE OF REPORTING PERSON           CO
   ----------------------------------------------------------------------------



                                        13D
   CUSIP NO. 765670-10-4
   ----------------------------------------------------------------------------
       1      NAME OF REPORTING PERSONS   LEONARD TOBOROFF, P.C. DEFINED
                                             BENEFIT PLAN
              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS   ###-##-####
   ----------------------------------------------------------------------------
       2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:    (a)  (X)
                                                                   (b)  ( )
   ----------------------------------------------------------------------------
       3      SEC USE ONLY
   ----------------------------------------------------------------------------
       4      SOURCE OF FUNDS                              OO
   ----------------------------------------------------------------------------
       5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) or 2(e)                            ( )
   ----------------------------------------------------------------------------
       6      CITIZEN OR PLACE OF ORGANIZATION             DELAWARE
   ----------------------------------------------------------------------------
     NUMBER OF        7     SOLE VOTING POWER             NONE
       SHARES         ---------------------------------------------------------
    BENEFICIALLY      8     SHARED VOTING POWER           NONE
      OWNED BY        ---------------------------------------------------------
        EACH          9     SOLE DISPOSITIVE POWER        118,611
     REPORTING        ---------------------------------------------------------
    PERSON WITH       10    SHARED DISPOSITIVE POWER      NONE
   ----------------------------------------------------------------------------
       11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              118,611
   ----------------------------------------------------------------------------
       12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES                                          ( )
   ----------------------------------------------------------------------------
       13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)      1.3%
   ----------------------------------------------------------------------------
       14     TYPE OF REPORTING PERSON           OO
   ----------------------------------------------------------------------------



                                        13D
   CUSIP NO. 765670-10-4
   ----------------------------------------------------------------------------
       1      NAME OF REPORTING PERSONS   LEONARD TOBOROFF
              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS   ###-##-####
   ----------------------------------------------------------------------------
       2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:    (a)  (X)
                                                                   (b)  ( )
   ----------------------------------------------------------------------------
       3      SEC USE ONLY
   ----------------------------------------------------------------------------
       4      SOURCE OF FUNDS                              OO
   ----------------------------------------------------------------------------
       5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) or 2(e)                             ( )
   ----------------------------------------------------------------------------
       6      CITIZEN OR PLACE OF ORGANIZATION             UNITED STATES
   ----------------------------------------------------------------------------
     NUMBER OF        7     SOLE VOTING POWER             NONE
       SHARES         ---------------------------------------------------------
    BENEFICIALLY      8     SHARED VOTING POWER           NONE
      OWNED BY        ---------------------------------------------------------
        EACH          9     SOLE DISPOSITIVE POWER        1,342,003
     REPORTING        ---------------------------------------------------------
    PERSON WITH       10    SHARED DISPOSITIVE POWER      NONE
   ----------------------------------------------------------------------------
       11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              1,342,003
   ----------------------------------------------------------------------------
       12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES                                           ( )
   ----------------------------------------------------------------------------
       13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)       14.7%
   ----------------------------------------------------------------------------
       14     TYPE OF REPORTING PERSON           IN
   ----------------------------------------------------------------------------



                                        13D
   CUSIP NO. 765670-10-4
   ----------------------------------------------------------------------------
       1      NAME OF REPORTING PERSONS   JEFFREY G. WEBB
              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS   ###-##-####
   ----------------------------------------------------------------------------
       2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:    (a)  (X)
                                                                   (b)  ( )
   ----------------------------------------------------------------------------
       3      SEC USE ONLY
   ----------------------------------------------------------------------------
       4      SOURCE OF FUNDS                              PF
   ----------------------------------------------------------------------------
       5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) or 2(e)                            ( )
   ----------------------------------------------------------------------------
       6      CITIZEN OR PLACE OF ORGANIZATION             UNITED STATES
   ----------------------------------------------------------------------------
     NUMBER OF        7     SOLE VOTING POWER             NONE
       SHARES         ---------------------------------------------------------
    BENEFICIALLY      8     SHARED VOTING POWER           NONE
      OWNED BY        ---------------------------------------------------------
        EACH          9     SOLE DISPOSITIVE POWER        762,127
     REPORTING        ---------------------------------------------------------
    PERSON WITH       10    SHARED DISPOSITIVE POWER      NONE
   ----------------------------------------------------------------------------
       11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              762,127
   ----------------------------------------------------------------------------
       12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES                                           ( )
   ----------------------------------------------------------------------------
       13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)       8.4%
   ----------------------------------------------------------------------------
       14     TYPE OF REPORTING PERSON           IN
   ----------------------------------------------------------------------------




                    This Amendment No. 3 amends the Schedule 13D filed on February 15, 1994 and amended on August 9, 1995 and May 10, 1996 (the "Schedule 13D") by M.L.C. Partners Limited Partnership, a Delaware limited partnership ("MLC") and its three general partners, Robert Holdings, Inc., a Michigan corporation ("Robert Holdings"), Lenny Corp., a Delaware corporation ("Lenny Corp.") and Financial Trustees, Inc., a Florida corporation ("FTI"), and also, QEN, Inc., a Michigan corporation ("QEN"), Robert E. Nederlander ("Nederlander") and John McConnaughy, Jr. ("McConnaughy"), relating to the common stock (the "Common Stock"), par value $.01 per share (the "Shares"), of Riddell Sports Inc. (the "Company").

          Item 2.   Identity and Background.

               Item 2 is hereby amended and supplemented as follows:

               This Statement is being filed by MLC, its general partner, Robert Holdings, and also Lenny Corp,
          Leonard Toboroff, P.C., Defined Benefit Plan, a pension plan intended to be qualified pursuant to Section 401(a) of the Internal Revenue Code of 1986, as amended ("Benefit Plan"), JEMC Corp., a Delaware corporation ("JEMC"), QEN, R.E.R. Corp., a Michigan corporation ("RER"), Nederlander, McConnaughy, Leonard Toboroff ("Toboroff"), David Mauer ("Mauer"), Dan Cougill ("Cougill") and Jeffrey Webb ("Webb"). MLC, Robert Holdings, RER, Lenny Corp., Benefit Plan, JEMC, QEN, Nederlander, McConnaughy, Toboroff, Mauer and Cougill are hereinafter sometimes collectively referred to as the "Original Reporting Persons" and collectively with Webb, the "Reporting Persons."

               On June 26, 1997, Webb became a party to the Stockholders Agreement, dated as of August 14, 1995, by and among Robert Nederlander, as voting trustee (the "Voting Trustee") under the Voting Trust Agreement dated as of May 29, 1991, by and among the Company and all of the stockholders of the Company listed on Schedule A thereto (the "Voting Trust Agreement"), Lenny Corp., a Delaware corporation, Leonard Toboroff, P.C. Defined Benefit Plan ("Benefit Plan"), Toboroff, Mauer, Cougill, RER and JEMC, pursuant to an amendment, dated June 26, 1997 (the "Amendment"), by and among the Original Reporting Persons and Webb. A copy of the Amendment is attached hereto as Exhibit 20 and is incorporated herein by reference.

               The principal business of Webb is as Vice Chairman of the Company and also President and Chief Operating Officer of the Company's subsidiary, Varsity Spirit Corporation. His principal business address is c/o Riddell Sports Inc., 900 Third Avenue, New York, NY 10022. Webb is a United States citizen.

               The names, business address, present principal occupation or employment and address of any corporation or organization in which such employment is conducted, of the executive officers and directors and controlling stockholders of Robert Holdings, Lenny Corp., Benefit Plan, RER, JEMC and QEN are set forth on Schedule A, B, C, D, E and F, attached hereto, respectively.

               None of the Reporting Persons, and to the knowledge of the Reporting Persons, the persons set forth on Schedules A through F, attached hereto, has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

          Item 3.     Source and Amount of Funds or Other
                      Consideration.

               Item 3 is hereby amended as follows:

               This report in part reflects the vesting of 98,750 Shares underlying certain options granted to Messrs. Cougill, Mauer, McConnaughy, Nederlander and Toboroff pursuant to the Company's 1991 Stock Option Plan, more fully described in Item 4, which options are either exercisable currently and have not previously been reported on Schedule 13D or are exercisable within 60 days of this Amendment No. 3, and therefore are deemed beneficially owned by such persons in accordance with Rule 13d-3(d) of the Securities Exchange Act of 1934, as amended. The options were granted as incentive for the continued services of such persons as officers and/or directors of the Company and no funds were required in exchange for the grant of such options.

               This report also reflects the termination of beneficial ownership of each of Nederlander and Toboroff of 56,000 Shares and of Mr. McConnaughy of 15,000 Shares (127,000 Shares in the aggregate). These Shares were underlying certain options which have expired prior to exercise and therefore are no longer deemed beneficially owned by such persons. No consideration was involved with this change.

               As described more fully below, this report also relates to an increase in Nederlander's beneficial ownership by (i) 560,618 Shares resulting from the terms of the Amendment, which conveys voting control to Nederlander over additional Shares which are beneficially owned by Cougill, Mauer, McConnaughy and Toboroff and JEMC, Lenny Corp. and Benefit Plan and (ii) 762,127 Shares arising out of Webb's entering into the Amendment. The 560,618 Shares were previously reported on this
          Schedule 13D in Amendment No. 1 but were not deemed beneficially owned by Nederlander at that time because they were then specifically excluded from the voting restrictions in the Shareholders Agreement. No consideration was paid to effect this change.

               The report also reflects a change from Shared Dispositive Power over 666,667 Shares owned by Toboroff to Sole Dispositive Power over these Shares, as discussed below, resulting from the termination of the pledge of such Shares. No consideration was involved with this change.

               The shares of Common Stock beneficially owned by Webb were acquired (the "Purchase Transaction") from the Company for a purchase price of $4.50 per share, pursuant to the Stock Purchase Agreement, dated as of May 5, 1997, by and between Webb and the Company (the "Stock Purchase Agreement"), a copy of which is attached hereto as
          Exhibit 21, and is incorporated herein by reference. Webb's source of funds for this purchase was from personal funds, including funds obtained by Webb through the sale of Webb's shares of Varsity Spirit Corporation ("Varsity") to Cheer Acquisition Corp., a wholly-owned subsidiary of the Company ("Cheer Acquisition"), pursuant to Cheer Acquisition's recently completed tender offer for all of the outstanding shares of Varsity common stock at a price per share of $18.90.

          Item 4

               Item 4 is hereby amended to provide as follows:

               This amendment to Schedule 13D is filed for the following reasons:

               Cougill, Mauer, McConnaughy, Nederlander and
          Toboroff are directors and/or officers of the Company who has received grants of stock options under the Company's 1991 Stock Option Plan. As listed below, some of these options have recently vested in accordance with their terms, and such persons are deemed to beneficially own the shares of Common Stock underlying such options. The options described below owned by McConnaughy, Nederlander and Toboroff were granted on June 27, 1996 and became exercisable June 27, 1997. The options owned by Cougill were granted September 28, 1995 and became exercisable September 28, 1996. The options owned by Mauer were granted on March 25, 1993 and July 16, 1996, and a portion of these options became exercisable in part on March 25, 1997 and the remainder will become exercisable on July 16, 1997.

               Accordingly, this Amendment No. 3 amends the
          Schedule 13D to include the beneficial ownership by certain of the Reporting Persons of the following number of shares of Common Stock underlying options currently exercisable and not previously reported on this Schedule 13D or exercisable within 60 days:


      Name                 Number of Shares   Exercise price per Share
      ----                 ----------------   ------------------------
      Dan Cougill               3,750                    $3.375

      David Mauer              17,600                     3.625
                                2,400                     3.25
                               40,000                     4.00
                               12,500                     4.50

      John McConnaughy          7,500                     4.75

      Robert Nederlander        7,500                     4.75

      Leonard Toboroff          7,500                     4.75

          In addition, each of Nederlander and Toboroff beneficially owned 41,000 Shares of Common Stock underlying stock options which expired on May 26, 1997 prior to exercise and each of McConnaughy, Nederlander and Toboroff beneficially owned 15,000 Shares underlying options which expired on September 23, 1996 prior to exercise. These shares are no longer deemed beneficially owned by such persons. This Schedule 13D is hereby amended to delete these shares from the beneficial ownership tables.

               On May 5, 1997 the Company entered into a Merger Agreement with Varsity. Mr. Webb was President and Chairman of Varsity at this time, and as part of this transaction agreed to purchase certain shares of the Company's Common Stock with the proceeds of the tender of his Varsity shares to the Company in a tender offer commenced by the Company in connection with the proposed merger of Varsity into Cheer (the "Merger"). As a result of this agreement, as indicated in Item 2, Mr. Webb acquired 762,167 shares of the Company Common Stock on June 26, 1997 and became a party to the Shareholders Agreement pursuant to the Amendment and, as such,is deemed to be a member of the group filing this Schedule which may be deemed to exercise control over the management and affairs of the Company.

               Prior to the Amendment, Messrs. Cougill, Mauer, McConnaughy, Nederlander and Toboroff and R.E.R. Corporation, JEMC, Benefit Plan, Lenny Corp. and Robert Holdings Corporation were not required to vote their interest in Shares underlying a Warrant to purchase an aggregate of 150,000 Shares in the same manner as Mr. Nederlander votes as Voting Trustee under the Voting Trust. However, the Amendment now requires these individuals and entities to vote all Shares owned by them in the same manner as Mr. Nederlander votes his shares as Voting Trustee under the Voting Trust and to vote their shares in favor of (i) Mr. Webb and a designee of Webb as directors of the Company and (ii) the Riddell Sports Inc. 1997 Stock Option Plan.

               As a result of the Amendment, therefore, Nederlander is now deemed to beneficially own 150,000 (100%) of the Shares underlying the Warrant; 43,750 of these Shares are owned by M.L.C. and 81,511 of these Shares are owned by Cougill, Mauer, McConnaughy, and Toboroff and JEMC, Benefit Plan and Lenny Corp., each of which have sole dispositive power with respect to the Shares underlying such person or entity's interest in the Warrant. Furthermore, Messrs. Cougill, Mauer, McConnaughy, and Toboroff and JEMC, Benefit Plan and Lenny Corp have shared voting power with respect to such Shares and no longer have sole voting power with respect to those Shares as reported in Amendment No. 1 and 2 to this
          Schedule 13D, which is amended to reflect this change.

               In addition, the pledge of 666,667 Shares by Mr. Toboroff to Bestin Virgin Islands Company pursuant to a Pledge Agreement dated as of August 10, 1995 has terminated and Mr. Toboroff now has sole dispositive power over these shares. This Schedule 13D is amended to reflect this change.

               Furthermore, pursuant to the Amendment, all of the Shares beneficially owned by Webb are subject to the Stockholders' Agreement. Pursuant to the Stockholders' Agreement and the Amendment each of the parties thereto agrees to vote such Shares as the voting trustee votes the Common Stock held pursuant to the Voting Trust and
          (i) in favor of Webb and a designee of Webb as directors of the Company and (ii) in favor of the Riddell Sports Inc. 1997 Stock Option Plan.

               Pursuant to the Amendment and the Employment
          Agreement, dated as of May 5, 1997, by and between Webb and the Company, a copy of which is attached hereto as
          Exhibit 22 and is incorporated by reference herein, Webb and a designee of Webb are entitled to be appointed to the Company's Board of Directors.

               As a result of the Purchase Transaction, the Reporting Persons beneficially own an aggregate of 4,912,627 Shares, representing 50.7% of the outstanding Common Stock. By virtue of the foregoing, the Reporting Persons may be deemed to exercise control over the management and affairs of the Company.

               The Reporting Persons intend to review their investment in the Company on a continuing basis and reserve the right to acquire additional shares of Common Stock in the open market or in privately negotiated transactions or otherwise, to maintain their holdings at current levels or to sell all or a portion of their holdings in the open market or in privately negotiated transactions or otherwise, subject, in Webb's case, to applicable federal securities law limitations on sales of restricted securities. Any such actions will depend upon, among others, the availability of shares of Common Stock for purchase at satisfactory price levels; the continuing evaluation of the Company's business, financial condition, operations and prospects; general market, economic and other conditions; the relative attractiveness of alternative business and investment opportunities; the availability of financing; the actions of the management and other future developments.

               Except as otherwise set forth above in this Item 4, the Reporting Persons have no present plans or prospects which relate to or would result in any of the actions described in parts (a) through (j) of Items 4 of Schedule 13D.

          Item 5.   Interest in Securities of the Issuer.

               (a) Based on the most recent publicly available filing with the Securities and Exchange Commission and after giving effect to the sale of an aggregate of 762,127 Shares to Webb and certain other members of Varsity's senior management, there are 9,054,154 Shares of Common Stock issued and outstanding. MLC is the direct beneficial owner of 830,281 Shares (all of which are subject to the Voting Trust), representing 9.1% of the outstanding Shares of Common Stock. Robert Holdings may be deemed to beneficially own 830,281 Shares as it is the general partner of MLC.

               QEN beneficially owns 50,000 Shares, representing less than 1% of the currently issued and outstanding shares of Common Stock.

               RER beneficially owns 529,364 Shares, representing
          5.8% of the currently issued and outstanding Shares of Common Stock.

               JEMC beneficially owns 529,364 Shares, representing 5.8% of the currently issued and outstanding Shares of Common Stock.

               McConnaughy beneficially owns, individually and as the sole stockholder of JEMC, 714,308 Shares (of which 147,444 are subject to the Voting Trust), representing 7.8% of the currently issued and outstanding Shares of Common Stock.

               Nederlander beneficially owns (i) individually and as controlling stockholder of Robert Holdings, RER and QEN, 1,643,737 Shares (of which 983,123 are subject to the Voting Trust) and (ii) an additional 3,268,890 Shares, as voting trustee under the Voting Trust and pursuant to the Stockholders' Agreement, (4,912,827 Shares in the aggregate), representing 50.7% of the currently issued and outstanding Shares of Common Stock.

               Lenny Corp. beneficially owns 966,443 Shares, representing 10.6% of the currently issued and outstanding Shares of Common Stock.

               Benefit Plan beneficially owns 118,611 Shares, representing 1.3% of the currently issued and outstanding Shares of Common Stock.

               Toboroff beneficially owns, individually, as sole stockholder of Lenny Corp and as beneficiary under the Benefit Plan, 1,304,503 Shares, representing 14.7% of the currently issued and outstanding Shares of Common Stock.

               Mauer beneficially owns 361,525 Shares, representing 3.9% of the currently issued and outstanding Shares of Common Stock.

               Cougill beneficially owns 88,927 Shares, representing 1% of the currently issued and outstanding
          Shares of Common Stock.

               Webb beneficially owns 762,127 Shares of Common Stock, representing 8.4% of the currently issued and outstanding shares of Common Stock, all of which are subject to the Stockholders' Agreement; Webb has sole dispositive power with respect to such Shares.

               (b) Nederlander, pursuant to the Voting Trust has sole power to vote all of the Shares owned by MLC (other than 43,750 Shares underlying a Warrant that are currently exercisable) and all of the Shares subject to the Voting Trust owned by Nederlander and McConnaughy (as set forth in Item 5(a) above).

               Pursuant to the Stockholders' Agreement and the Amendment, the Purchasers, Toboroff, Benefit Plan and Webb have agreed to vote those Shares beneficially owned by them, and not subject to the Voting Trust, as Nederlander, as the voting trustee under the Voting Trust, votes the Shares held pursuant to the Voting Trust and (i) in favor of Webb and a designee of Webb as directors of the Company and (ii) in favor of the Riddell Sports Inc. 1997 Stock Option Plan. As a result thereof, Nederlander has sole voting power of all of the Shares of Common Stock currently held by the Reporting Persons pursuant to the Stockholders' Agreement (4,912,627 Shares in the aggregate).

               Pursuant to the Stock Purchase Agreement, on June 26, 1997, Webb purchased 762,127 Shares of Common Stock at a price of $4.50 per Share from the Company. A copy of the Stock Purchase Agreement is attached hereto as
          Exhibit 21 and is incorporated by reference herein.

               (c) On June 24, 1997 the Company granted options under its 1991 Stock Option Plan to Messrs. McConnaughy, Nederlander and Toboroff which vest fully June 24, 1998. On June 24, 1997 the Company also granted an option to acquire 20,000 shares and 50,000 shares of Common Stock to Messrs. Cougill and Mauer, respectively; these options vest 25% per year commencing June 24, 1998. The exercise price of these options is $5.44 per share. None of these option is deemed beneficially owned as of this date.
          Also in connection with the Merger, the Company entered into an Employment Agreement with Mr. Webb dated May 5, 1997 pursuant to which the Company agreed to grant to Mr. Webb (subject to the consummation of the Merger and certain other conditions) options to acquire a total of 50,000 Shares at an exercise price to be determined by formula and 347,760 shares of the Company's Common Stock at a per share exercise price of $3.80. The Merger has not yet become effective and none of these options is deemed beneficially owned by Webb on this date.

               Other than the transactions set forth above in this
          Item 5(c), no other transactions in Common Stock by the Reporting Persons were effected during the 60 days prior to the date of this Amendment No. 2 to the Schedule 13D.

               (d)  None.

          Item 6.   Contracts, Arrangements, Understandings or
                    Relationships with Respect to Securities of the Issuer.

               Item 6 is hereby amended as follows:

               The Amendment provides among other things, that during the term of the Employment Agreement, the parties to the Stockholders' Agreement shall vote (i) in favor of Webb and a designee of Webb as directors of the Company and (ii) in favor of the Riddell Sports Inc. 1997 Stock Option Plan.

          Item 7.   Material to be Filed as Exhibits.

               The following are hereby filed as additional exhibits to the Schedule 13D:

          Exhibit 20 Amendment to Stockholders' Agreement, dated as of June 26, 1997, by and among the Purchasers, Toboroff, Benefit Plan (each, as defined therein), Robert Nederlander, as voting trustee, and Webb.

          Exhibit 21 Stock Purchase Agreement, dated as of May 5, 1997 by and between Webb and Riddell Sports Inc., previously filed with the Securities and Exchange Commission (the "Commission") by the Company as Annex III to the Offer to Purchase, Exhibit (a)(1) to the Schedule 14D-1 of the Company, on May 12, 1997, and incorporated by reference herein.

          Exhibit 22 Employment Agreement, dated as of May 5, 1997, by and between Webb and Riddell Sports Inc., previously filed with the Commission by the Company as Exhibit (c)(7) to the Schedule 14D-1 of the Company filed on May 12, 1997 and incorporated by reference.




                                   SIGNATURE

                       After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

          Dated: July 1, 1997

                                   M.L.C. PARTNERS LIMITED
                                     PARTNERSHIP

                                   By:  Robert Holdings, Inc.
                                        its General Partner

                                        by: /s/ Robert E. Nederlander
                                            Robert E. Nederlander
                                            President




                                   SIGNATURE

                       After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

          Dated: July 1, 1997

                                        ROBERT HOLDINGS, INC.

                                   By:  /s/ Robert E. Nederlander
                                        Robert E. Nederlander
                                        President




                                   SIGNATURE

                       After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

          Dated: July 1, 1997

                                        R.E.R. CORP.

                                   By:  /s/ Robert E. Nederlander
                                        Robert E. Nederlander
                                        President




                                   SIGNATURE

                       After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

          Dated: July 1, 1997

                                        QEN, INC.

                                   By:  /s/ Robert E. Nederlander
                                        Robert E. Nederlander
                                        President




                                   SIGNATURE

                       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

          Dated: July 1, 1997

                                   /s/ Robert E. Nederlander
                                       Robert E. Nederlander




                                   SIGNATURE

                       After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

          Dated: July 1, 1997

                                        JEMC CORP.

                                   By:  /s/ John McConnaughy, Jr.
                                        John McConnaughy, Jr.
                                        President




                                   SIGNATURE

                       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

          Dated: July 1, 1997

                                   /s/ John McConnaughy, Jr.
                                       John McConnaughy, Jr.




                                   SIGNATURE

                       After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

          Dated: July 1, 1997

                                        LENNY CORP.

                                   By:  /s/ Leonard Toboroff
                                        Leonard Toboroff
                                        President




                                   SIGNATURE

                       After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

          Dated: July 1, 1997

                                        LEONARD TOBOROFF, P.C.
                                        DEFINED BENEFIT PLAN

                                   By:  /s/ Leonard Toboroff
                                        Leonard Toboroff
                                        Trustee




                                   SIGNATURE

                       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

          Dated: July 1, 1997

                                   /s/ Leonard Toboroff
                                       Leonard Toboroff




                                   SIGNATURE

                       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

          Dated: July 1, 1997

                                          /s/ David Mauer
                                              David Mauer




                                   SIGNATURE

                       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

          Dated: July 1, 1997

                                         /s/ Dan Cougill
                                             Dan Cougill




                                   SIGNATURE

                       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

          Dated: July 1, 1997

                                        /s/ Jeffrey G. Webb
                                            Jeffrey G. Webb





                                  Schedule A

          DIRECTORS AND EXECUTIVE OFFICERS OF ROBERT HOLDINGS, INC.

          Name and                      Position/Present Principal
          Business Address              Occupation or Employment
          ----------------              --------------------------
          Robert E. Nederlander         President,
          c/o Robert Nederlander        Chief Executive Officer and
          810 Seventh Avenue            Chief Financial Officer
          New York, NY  10019
                                        Principal Occupation --
                                        President of Nederlander
                                        Organization, Inc., which
                                        is engaged in the
                                        theatrical business.

                                        Mr. Nederlander is a United
                                        States citizen.





                                  Schedule B

               DIRECTORS AND EXECUTIVE OFFICERS OF LENNY CORP.

          Name and                      Position/Present Principal
          Business Address              Occupation or Employment
          ----------------              --------------------------
          Leonard Toboroff              President and Chief
          c/o The Corporation Trust     Executive Officer.
               Company
          1209 Orange Street            Principal Occupation -
          Wilmington, Delaware 19801    investing.

                                        Mr. Toboroff is a United
                                        States citizen.





                                  Schedule C

            TRUSTEE OF LEONARD TOBOROFF, P.C. DEFINED BENEFIT PLAN

          Name and                      Position/Present Principal
          Business Address              Occupation or Employment
          ----------------              --------------------------
          Leonard Toboroff              Trustee
          1125 Fifth Avenue
          New York, New York  10029     Principal Occupation --
                                        investing.

                                        Mr. Toboroff is a United
                                        States citizen.





                                  Schedule D

              DIRECTORS AND EXECUTIVE OFFICERS OF R.E.R CORP.

          Name and                      Position/Present Principal
          Business Address              Occupation or Employment
          ----------------              --------------------------
          Robert E. Nederlander         President,
          c/o Robert Nederlander        Chief Executive Officer and
          810 Seventh Avenue            Chief Financial Officer
          New York, NY  10019
                                        Principal Occupation --
                                        President of Nederlander
                                        Organization, Inc., which
                                        is engaged in the
                                        theatrical business.

                                        Mr. Nederlander is a United
                                        States citizen.





                                  Schedule E

                DIRECTORS AND EXECUTIVE OFFICERS OF JEMC CORP.

          Name and                      Position/Present Principal
          Business Address              Occupation or Employment
          ----------------              --------------------------
          John McConnaughy, Jr.         President and Chief
          1001 High Ridge Road          Executive Officer.
          Stamford, CT  06905
                                        Principal Occupation -
                                        investing.

                                        Mr. McConnaughy is a United
                                        States citizen.





                                  Schedule F

                DIRECTORS AND EXECUTIVE OFFICERS OF QEN, INC.

          Name and                      Position/Present Principal
          Business Address              Occupation or Employment
          ----------------              --------------------------
          Robert E. Nederlander         President;
          c/o Robert Nederlander        Chief Executive Officer and
          810 Seventh Avenue            Chief Financial Officer.
          New York, NY  10019
                                        Principal Occupation --
                                        President of Nederlander
                                        Organization, Inc., which
                                        is engaged in the
                                        theatrical business.

                                        Mr. Nederlander is a United
                                        States citizen.






                                Exhibit Index

          Exhibit                                                       Page
          -------                                                       ----
          Exhibit 20 Amendment to Stockholders' Agreement dated as of June 26, 1997, by and among the Purchasers, Toboroff, Benefit Plan (each, as defined therein), Robert Nederlander, as voting trustee, and Webb.

          Exhibit 21 Stock Purchase Agreement, dated as of May 5, 1997 by and between Webb and Riddell Sports Inc., previously filed with the Commission by the Company as Annex III to the Offer to Purchase, Exhibit (a)(1) to the Schedule 14D-1 of the Company, on May 12, 1997, and incorporated by reference herein.

          Exhibit 22 Employment Agreement, dated as of May 5, 1997, by and between Webb and Riddell Sports Inc., previously filed with the Commission by the Company as Exhibit
                         (c)(7) to the Schedule 14D-1 of the
                         Company filed on May 12, 1997 and
                         incorporated by reference.